FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 11, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc
11 September 2014

SCOTTISH REFERENDUM

In response to press speculation in relation to re-domicile, The Royal Bank of Scotland Group plc ("RBS") confirms that, as set out in the risk disclosures in RBS’s Annual Report, there are a number of material uncertainties arising from the Scottish referendum vote which could have a bearing on the Bank’s credit ratings, and the fiscal, monetary, legal and regulatory landscape to which it is subject. For this reason, RBS has undertaken contingency planning for the possible business implications of a ‘Yes’ vote. RBS believes that this is the responsible and prudent thing to do and something that its customers, staff and shareholders would expect it to do.

As part of such contingency planning, RBS believes that it would be necessary to re-domicile the Bank’s holding company and its primary rated operating entity (The Royal Bank of Scotland plc) to England. In the event of a 'Yes' vote, the decision to re-domicile should have no impact on everyday banking services used by our customers throughout the British Isles. However, RBS believes that it would be the most effective way to provide clarity to all our stakeholders and mitigate the risks previously identified in our Annual Report.

The vote on independence is a matter for the Scottish people. Scotland has been RBS's home since 1727. RBS intends to retain a significant level of its operations and employment in Scotland to support its customers there and the activities of the whole Bank.

For further information contact:-
Group Media Relations - +44(0)131 523 4205
Investor Relations - +44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	September 11, 2014	By:	/s/ Mark Stevens
Mark Stevens
Title: Assistant Secretary